SAP Announces 2006 Second Quarter Preliminary Results
Company Reaffirms Full-Year 2006 Outlook
     WALLDORF — July 13, 2006 — SAP AG (NYSE: SAP) announced today that after a preliminary review of its 2006 second quarter results, it expects second quarter 2006 software revenues to be approximately €621 million, representing an increase of 8% (10% at constant currencies *) compared to the second quarter of 2005. Second quarter 2006 product revenues are expected to be approximately €1.48 billion, representing an increase of 9% (10% at constant currencies *) compared to the same quarter last year. Total revenues for the 2006 second quarter are expected to be approximately €2.20 billion, which represents an increase of 9% (9% at constant currencies *) compared to the 2005 second quarter.
     The second quarter 2006 pro forma operating income is expected to be around €558 million, representing an increase of 13% compared to the second quarter of last year and the pro forma operating margin is expected to increase by approximately 80 basis points to 25.4% compared to the second quarter of 2005. The second quarter pro forma net income is expected to be approximately €432 million, representing an increase of 38% compared to the same quarter last year and pro forma earnings per share is expected to be approximately €1.41 per share, which represents an increase of 38% compared to the second quarter of 2005. The second quarter 2006 pro forma operating margin can be reconciled to the operating margin by adjusting operating income for stock-based compensation (approximately €16 million) and acquisition-related charges (approximately €11 million).
     The Company also announced that it reaffirmed its outlook for 2006 and as a result it continues to provide the following outlook for the full-year 2006 as described in its April 20, 2006 first quarter results press release.

SAP Announces 2006 Second Quarter Preliminary Results	Page 2
•	The Company expects full-year 2006 product revenues to increase in a range of 13% - 15% compared to 2005. This growth rate is based on the Company’s expectation for full-year 2006 software revenue growth in a range of 15% - 17% compared to 2005.

•	The Company expects the full-year 2006 pro forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.5 - 1.0 percentage points compared to 2005.

•	The Company expects full-year 2006 pro forma earnings per share, which exclude stock-based compensation, acquisition-related charges and impairment-related charges, to be in a range of €5.80 to €6.00 per share.

•	The outlook is based on an assumed U.S. Dollar to Euro exchange rate of $1.23 per €1.00.
     SAP will provide further details of its second quarter and first half 2006 preliminary results on July 20th.
     Additional information:
     “With our results in the first half of 2006 we are within our targeted range for product revenue growth, pro forma operating margin growth and pro forma earnings per share,” said Henning Kagermann, CEO of SAP. “Therefore we remain confident for the remainder of 2006 as demonstrated by the reaffirmation of our full-year 2006 outlook.”
     Mr. Kagermann continued, “Our order entry is strong and we continue to see a robust pipeline. Product launches are moving forward as planned and customer interest in new solutions like mySAP ERP 2005, Duet and SAP Analytics is strong.”

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     The Americas region, which includes the U.S., Canada and Latin America, is expected to report software revenues of €239 million for the second quarter of 2006, representing an increase of 18% (21% at constant currencies *) compared to the second quarter of 2005. In the U.S., software revenues for the second quarter of 2006 are expected to increase by 16% (20% at constant currencies *) to €201 million compared to the second quarter of 2005. In the EMEA (Europe, Middle East and Africa) region, second quarter 2006 software revenues are expected to increase 3% (3% at constant currencies *) to €296 million. Second quarter 2006 software revenues in Germany are expected to increase 8% to €100 million. In the APA (Asia/Pacific) region, second quarter 2006 software revenues are expected to be flat (4% increase at constant currencies *) to €86 million. Second quarter 2006 software revenues in Japan are expected to decrease 4% (4% increase at constant currencies *) to €23 million.
     SAP senior management will host a conference call today at 4:00 PM (CET) / 3:00 PM (GMT) / 10:00 AM (Eastern) / 7:00 AM (Pacific). The conference call will be web cast live on the Company’s website at <http://www.sap.com/investor> and will be available for replay purposes as well.
Footnotes
*)	SAP calculates “constant-currency” year-on-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from 2005 instead of 2006. SAP believes that such constant-currency measures provide supplemental meaningful information for investors as they show how the Company would have performed if it had not been affected by changes in exchange rates.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Tony Roddam, +49 (6227) 7-49133, tony.roddam@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST